EXHIBIT 99.1
RADA ELECTRONIC INDUSTRIES LTD.

FOR IMMEDIATE RELEASE

RADA Electronic Industries Announces
Full Year 2015 Results

Netanya, Israel, May 17, 2016 – RADA Electronic Industries Ltd. (NASDAQ: RADA) today announced its financial results for the year and quarter ended December 31, 2015.

Full Year 2015 Results

Revenues totaled $14.8 million, a 34% decrease compared with revenues of $22.5 million in 2014.

Gross profit totaled $2.6 million, a 61% decrease compared with gross profit of $6.5 million in 2014.

Operating expenses totaled $5.4 million, an 8% increase compared with operating expenses of $5.0 million in 2014.

Operating loss totaled $2.9 million, compared with operating income of $1.4 million in 2014.

Financial Expenses totaled approximately $3.6 million, a 185% increase compared to financial expenses of approximately $1.3 million in 2014. The financial expenses in 2015 includes a non-cash amortization expense of approximately $2.7 million associated with the debt discount resulting from the beneficial conversion feature applicable to the outstanding debt due to shareholders of the  Company that was approved by shareholders in April 2015.. The Company will continue to record such non-cash amortization expense until the earlier of the exercise of the conversion feature of the debt or the maturity of such debt in August 2016.

As a result, the Company reported a net loss of $6.4 million, or $0.54 per share for the year ended December 31, 2015, compared with net income of $0.21 million, or $0.02 per share, for the for the year ended December 31, 2014.

2015 Fourth Quarter Results

Revenues totaled $3.8 million, a 35% decrease compared with revenues of $5.9 million in the fourth quarter of 2014.

Gross profit totaled $0.7 million, a 55% decrease compared with gross profit of $1.6 million in the fourth quarter of 2014.

Operating expenses totaled $1.9 million, a 49% increase  compared with operating expenses of $1.3 million in the fourth quarter of 2014.

Operating loss totaled $1.2 million compared to operating income $0.3 million in the fourth quarter of 2014.

Financial expenses totaled approximately $0.7 million, a 83% increase compared to financial expenses of approximately $0.4 million for the same period in 2014. Financial expenses in the fourth quarter of 2015 includes a non-cash amortization expense of approximately $0.6 million associated with a debt discount resulting from the beneficial conversion feature applicable to the outstanding debt due to shareholders of  the Company.

As a result, the Company reported a net loss of $1.9 million, or $0.12 per share, for the fourth quarter of 2015 compared to net loss of $0.13 million or $0.01 per share, for the fourth quarter of 2014.

Commenting on the results, Zvika Alon, RADA's Chief Executive Officer said, “Our revenues in 2015 were negatively impacted by delays in the contracting processes of our customers, which delayed until 2016 our securing several large avionic product orders that were expected during the first half of 2015. The low level of revenues during the year reduced our gross margin as well as our operating income as our engineering, operating and R&D expenses remained consistent with such expenses in 2014. We continued to deliver during the fourth quarter of 2015 as well as the beginning of 2016, a limited number of radar units to several potential new customers for evaluation of the units as components of systems being developed by them. We hope that that these evaluations will be successful and that these companies will decide to proceed with additional orders as soon as this year.

On July 30, 2015, we completed a public offering of our ordinary shares which resulted in $8,500,000 in gross proceeds to our company. As approved by our shareholders in an Extraordinary General Meeting of the Company held on April 16, 2015, the net proceeds of this offering were used to reduce debt owed to shareholders and enabled us to repay approximately 70% of the then outstanding debt owed to them. The reduction of our debt significantly improved our balance sheet. Our shareholders also approved the right for the lenders (who are affiliated with our controlling shareholder and another shareholder/director of the Company the right to convert the outstanding balance of loans they provided to the Company into ordinary shares at a discount to market. This caused the recognition of a debt discount derived from this beneficial conversion feature and resulted in a significant amount of non-cash financing expenses to the Company. Such non-cash amortization expenses will continue until the earlier of the exercise of the conversion feature of the debt or the maturity of such debt in August 2016.

On May 15, 2016 our shareholders approved the investment transaction with DBSI Investments Ltd. according to which DBSI will purchase ordinary shares for $4,000,000 and will receive warrants to purchase additional ordinary shares for $4,000,000, exercisable for a period of up to 48 months following the date of their initial investment which is scheduled to take place this week.

In addition, DBSI has granted us an option, to obtain a loan in the principal amount of up to $3,175 million, which will be used for the purpose of the repayment of our current outstanding debt that is due on August 31, 2016.
The approval of the transactions with DBSI gives our company sufficient working capital to support our current growth plans, R&D and marketing activities, that were constrained  because of our financial situation during the last few years. In addition, the new investment will reduce our out-of-pocket financial expenses in the future.

About RADA

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production and sales of Data Recording and Management Systems (Digital Video & Data recorders, Ground Debriefing Stations, Head-Up Display Cameras), Inertial Navigation Systems for air and land applications, Avionics Solutions (Aircraft Upgrades, Avionics for UAVs, Stores Management Systems, Mission & Interface Computers) and Tactical Radars for Force and Border Protection Solutions.

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:
Shiri Lazarovich- C.F.O
RADA Electronic Industries Ltd.
Tel: +972-9-8921111
Shiri.Lazarovich@rada.com

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	December 31, 2015	December 31, 2014
	Audited
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,754	$1,786
Restricted deposits	609	349
Trade receivables (net of allowance for doubtful accounts of $10 and $24 at December 31, 2015 and 2014)	4,038	3,455
Costs and estimated earnings in excess of billings on uncompleted contracts	2,207	2,657
Other accounts receivable and prepaid expenses	206	428
Inventories	6,565	6,651

Total current assets	15,379	15,326

LONG-TERM RECEIVABLES AND OTHER DEPOSITS	119	1,394

PROPERTY, PLANT AND EQUIPMENT, NET	3,078	2,790

GOODWILL	-	587

Total assets	$18,576	$20,097

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Bank Credit	$2,416	$1,589
Trade payables	1,961	1,315
Convertible note and loans from a shareholder, net	1,634	8,120
Other accounts payable and accrued expenses	2,846	4,267

Total current liabilities	8,857	15,291

LONG-TERM LIABILITIES:
Accrued severance pay and other long term liability	660	634

Total long-term liabilities	660	634

RADA SHAREHOLDERS' EQUITY
  Ordinary shares of NIS 0.015 par value each - Authorized: 30,000,000 shares at December 31, 2015 and  16,333,333 shares at December 31, 2014;
  Issued and outstanding: 15,898,965 and  8,988,396 shares at December 31, 2015 and December 31, 2014 respectively

Additional paid-in capital	146	119
Accumulated other comprehensive income	82,427	70,884
Accumulated deficit	387	536
	(74,453)	(67,992)
Total RADA Electronic Industries shareholders' equity	8,507	3,547
Non-controlling interest	552	625
	9,059	4,172
Total equity	$18,576	$20,097

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,		Three months ended December 31,
	2015 Audited	2014 Audited	2015 Unaudited	2014 Unaudited

Revenues:
Products	$12,375	$20,927	$3,221	$5,309
Services	2,489	1,554	598	570

	14,864	22,481	3,819	5,879
Cost of revenues:
Products	11,139	15,124	2,853	4,069
Services	1,152	820	266	237

	12,291	15,944	3,119	4,306

Gross profit	2,573	6,537	700	1,573

Operating costs and expenses:
Research and development, net	693	789	149	223
Marketing and selling	2,358	2,392	617	659
General and administrative	1,858	1,901	585	417
Goodwill impairment	587	-	587	-

Total operating costs and expenses	5,496	5,082	1,938	1,299

Operating profit (loss)	(2,923)	1,455	(1,238)	274
Financial expenses, net	890	1,254	151	399
Amortization of beneficial conversion feature related to convertible loans from shareholders	2,684	-	581	-

Net income (loss)	(6,497)	201	(1,970)	(125)

Less: loss attributable to non-controlling interest	36	7	12	5
Net income (loss) attributable to RADA Electronic Industries' shareholders	$(6,461)	$208	$(1,958)	$(130)
Net income (loss) per share attributable to RADA Electronic Industries' shareholders:
Basic and diluted net income (loss) per Ordinary share	$(0.54)	$0.02	$(0.12)	$0.01
Weighted average number of Ordinary shares used in computing basic and diluted net income (loss) per share	11,904,088	8,944,803	15,898,965	8,944,803